Filed by Banco Bilbao Vizcaya Argentaria, S.A. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Banco de Sabadell, S.A. Commission File No.: 333-281111

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates, at the request of the Spanish Securities Market Commission (CNMV) and in accordance with the provisions of Article 234 of Law 6/2023, of March 17, on Securities Markets and Investment Services, the following:

INSIDE INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell” or the “Target Company”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 and the request for authorisation was submitted to the CNMV on May 24, 2024 and gave leave to proceed on June 11, 2024, BBVA informs that it has decided to modify the Offer by reducing the minimum acceptance condition provided in the prior announcement, which implies a more favorable treatment for its recipients, in accordance with Article 31.1 of Royal Decree 1066/2007.

The aforementioned minimum acceptance condition, which initially required the acceptance of the Offer by at least 2,720,654,746 shares of the Target Company, representing 50.01 percent of its share capital, is now reduced so that it requires the Offer to be accepted for a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of Banco Sabadell at the end of the Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time).

As of the date of this communication, the total share capital with voting rights amounts to 5,361,450,912 ordinary shares (5,361,450 effective voting rights), considering that Banco Sabadell’s share capital is represented by a total of 5,440,221,447 ordinary shares (5,440,221 voting rights) and that it holds 78,770,535 treasury shares (as stated in Banco Sabadell’s Universal Registration Document posted on the CNMV’s website on May 23, 2024), whose voting rights are suspended in accordance with Article 148(a) of the Spanish Companies Act. Therefore, assuming that all such treasury shares remain as such at the end of the Offer acceptance period, the reduced minimum acceptance condition will be deemed fulfilled if the Offer is accepted for at least 2,680,726,000 shares of Banco Sabadell (2,680,726 voting rights), which would represent half plus one of Banco Sabadell’s effective voting rights at that time.

The above notwithstanding, if Banco Sabadell’s treasury shares vary by the end of the acceptance period, the condition will be deemed fulfilled if the Offer is accepted for the number of shares necessary to acquire more than 50 percent of the effective voting rights at that time, thus excluding the suspended voting rights corresponding to the treasury shares held by Banco Sabadell on that date.

In the event of a positive outcome of the Offer, BBVA will seek the redemption of Banco Sabadell’s treasury shares at the end of the acceptance period at the first General Shareholders’ Meeting of Banco Sabadell, reducing the share capital and locking up those shares in the meantime.

The fulfillment of this reduced minimum acceptance condition, under the described terms, will make applicable the exception to the obligation to launch a mandatory tender offer in accordance with Article 8(f) of Royal Decree 1066/2007, to the extent that the Offer would have been accepted for shares representing, at least, 50 percent of the effective voting rights to which it was addressed.

BBVA will submit to the CNMV the documentation related to the improved terms of the Offer in accordance with Articles 17 and 20 of Royal Decree 1066/2007.

Madrid, January 9, 2025

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.